_________________________________________________

J. Marvin Quin Senior Vice President and Chief Financial Officer	Ashland Inc. 50 E. RiverCenter Blvd., P.O. Box 391 Covington, KY 41012-0391 Tel: 859-815-5636, Fax: 859-815-5056

March 14, 2008

Mr. Rufus Decker
United States Securities and Exchange Commission
100 F Street, N.E., Stop 7010
Washington, DC  20549

Ashland Inc.
Form 10-K for the Fiscal Year Ended September 30, 2007
Form 10-Q for the Fiscal Quarter Ended December 31, 2007
File No. 1-32532

Dear Mr. Decker:

Set forth below are responses from Ashland Inc. (“Ashland” or “we”) to the comments (the “Comments”) of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”), dated March 4, 2008, concerning Ashland’s Form 10-K for the fiscal year ended September 30, 2007, and Form 10-Q for the fiscal quarter ended December 31, 2007.

For your convenience, the responses set forth below have been put in the same order as the Comments were presented and repeat each Comment prior to the response.  The Comments are highlighted in bold.

Form 10-K for the Fiscal Year Ended September 30, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page M-1

Results of Operations, page M-2

Comment 1

      In future filings, please expand/revise the discussion of your results of operations on a consolidated basis and at the reportable segment level for each period presented in your annual and quarterly periodic filings.  Provide a more comprehensive analysis of the factors that impacted sales, gross profit margin, and operating expenses, ensuring that you sufficiently explain why an event or transaction has occurred and is impacting the specific line item.  In addition you should discuss known or anticipated trends that have and/or may continue to have an impact on your results of operations.  Your discussion and analysis is to provide investors with sufficient information to understand the historical trends and the expectations for the future as seen through the eyes of management.  In

Mr. Decker
March 14, 2008

addition, there appear to have been several instances of material changes in your reserve estimates and related expenses with little discussion of the underlying facts and circumstances leading to these material changes.  Examples include the following:

•
On page 5 and page M-11, you indicate that environmental remediation expenses, net of receivable activity amount to $7 million in 2007 compared to $47 million in 2006 and $49 million in 2005.  However, you do not appear to explain why your remediation expenses have decreased or whether this trend is expected to continue in the future.  Please discuss the reasons for the decrease in environmental remediation expenses and whether this trend is expected to continue.  In this regard, we note that this change in management’s estimate has had a significant impact on your fiscal year 2007 operating income and the increase in operating income from fiscal year 2006 to fiscal 2007.

•
We note from page F-31 of your financial statements that while you incurred $5 million in asbestos claims expense in 2007 you had incurred $104 million of asbestos claims expense in 2006.  This $100 million in claims expense decrease from fiscal year 2006 to fiscal 2007 does not appear to be discussed in any of your fiscal year 2007 versus fiscal year 2006 results of operations discussions.  Given that the $100 million decrease in expense is very material to your operating income and appears to be a significant driver of your increase in operating income of $170 million in fiscal year 2006 to $216 in fiscal year 2007, it appears that robust disclosures of these expenses and the reasons for their changes need to be provided, including an attempt to discuss whether this trend is expected to continue in the future.

•
On page M-1, you indicate that the unallocated and other line item includes a $25 million charge for costs associated with Ashland’s voluntary severance offer in 2007.  However, we did not find any further discussion of this voluntary severance offer or a discussion of the facts and circumstances that lead to this offer.  Please provide a more comprehensive discussion of this voluntary severance offer within MD&A.  Please refer to Item 303 of Regulation S-K, Section 501 of Financial Reporting Codification and SEC Interpretive Release No. 33-8350 dated December 19, 2003 for additional guidance.

Response 1

We will provide a more comprehensive discussion of  results of operations on both a consolidated and reportable segment level in Management’s Discussion and Analysis (MD&A) in future Forms 10-Q and 10-K to include, as appropriate, a more thorough analysis of factors and known or anticipated trends impacting certain specific results.

The following are responses to the three specific examples from Ashland’s Form 10-K for the year ended September 30, 2007 (the “2007 Form 10-K”) that the Staff cited.

Mr. Decker
March 14, 2008

Net Environmental Remediation Expense

The decrease in net environmental remediation expense during fiscal 2007 compared to fiscal 2006 is principally attributable to favorable remediation developments for a portion of our sites and enhancements made to our environmental remediation estimation process.  In addition, in fiscal 2007, engineering estimates for future remediation costs related to former Ashland properties transferred to Marathon Ashland Petroleum LLP (MAP) exceeded a contractual ceiling established with Marathon Oil Corporation under the terms of the MAP Transaction.1  As part of the MAP Transaction, Ashland agreed to pay the first $50 million of environmental remediation costs incurred on or after January 1, 2004 relating to former Ashland petroleum properties that were contributed to MAP upon the formation of the joint venture in 1998.  Engineering estimates for future remediation costs related to former Ashland properties transferred to MAP exceeded the $50 million ceiling during fiscal 2007.  Accordingly, after that point, no additional expense was required for these sites.

Each quarter Ashland engineers undertake a thorough review of all environmental exposures and make adjustments to reserves based upon the effectiveness of environmental remediation efforts, negotiations with governmental authorities and the identification of new environmental responsibilities. These estimates, by their nature, change frequently.  For this reason, we have disclosed in MD&A and Notes to Consolidated Financial Statements the inherent uncertainties and unpredictability of net environmental remediation expense and reserves.

In future filings, we will include additional discussion regarding material changes in net environmental remediation expense and expected future trends similar to the discussion presented in the preceding paragraph, as appropriate to the particular circumstance.  Also, to the extent relevant to identifying and explaining a known or anticipated trend, our future disclosures will address a discussion of the terms of our agreement with Marathon Oil Corporation in relation to the environmental sites contributed to MAP and its impact on our future environmental reserve expectations.

Asbestos Claims Expense

Results of discontinued operations for the year ended September 30, 2007 included a charge of $5 million to increase the asbestos litigation reserve and a net credit of $40 million to increase the asbestos insurance receivable.  This compares to a charge of $104 million to increase the asbestos litigation reserve and a net credit of $102 million to increase the asbestos insurance receivable in fiscal 2006.  Accordingly, there was no significant impact on net income in fiscal 2006 as the increase in asbestos liability was offset by an increase in the asbestos insurance receivable.

1 The “MAP Transaction” refers to the June 30, 2005 transfer of Ashland’s 38% interest in MAP, Ashland’s maleic anhydride business and 60 Valvoline Instant Oil Change centers in Michigan and northwest Ohio to Marathon Oil Corporation in a transaction valued at approximately $3.7 billion.

Mr. Decker
March 14, 2008

      In fiscal 2006, it was determined that the reserves for asbestos claims should be increased by $104 million.  This increase in the reserves was based on the results of certain changes in assumptions, which included recording the results of a non-inflated, non-discounted 51 year disbursements model.  This increase resulted in total reserves for asbestos claims of $635 million at September 30, 2006, compared to $571 million at September 30, 2005.  The receivable was also increased by $104 million during fiscal 2006 as Ashland determined that it had insurance coverage in place to recover the increase in the liability.

We maintain insurance coverage for most of the litigation defense and claim settlement costs incurred in connection with our asbestos claims, and coverage-in-place agreements exist with the insurance companies that provide most of the coverage currently being accessed.  As a result, increases in the asbestos reserve have been largely offset by probable insurance recoveries.  In fiscal 2007, our asbestos insurance receivable was also increased by a change in the rate used to discount a portion of the receivable, as discussed in Note P of Notes to Consolidated Financial Statements.

In future filings, we will include additional disclosures in MD&A regarding material changes in both our asbestos litigation reserve and related receivable for insurance recoveries as appropriate.

Voluntary Severance Offer

We discussed the voluntary severance offer to certain employees on pages M-1 and M-3 of our MD&A and in Note K of Notes to Consolidated Financial Statements.  In future filings we will add the following description of this restructuring activity in the results of operations discussion within the “Unallocated and Other” segment of the MD&A:

“As a result of the APAC divestiture2 in August 2006, it was determined that certain identified corporate costs that had previously been allocated to that business needed to be eliminated to maintain Ashland’s overall competitiveness.  As a means to eliminate those costs, Ashland offered an enhanced early retirement or voluntary severance opportunity to administrative and corporate employees during fiscal year 2007.  In total, Ashland accepted voluntary severance offers from 172 employees under the program.  As a result, a $25 million pretax charge was recorded for severance, pension and other postretirement benefit costs during fiscal year 2007.”

2 On August 28, 2006, Ashland completed the sale of its wholly-owned subsidiary Ashland Paving and Construction, Inc. (together with its subsidiaries, “APAC”) to Oldcastle Materials Inc. (the “APAC Divestiture”).

Mr. Decker
March 14, 2008

Note A – Significant Accounting Policies, page F-9
Pension and other post retirement costs, page F-12

Comment 2

You state that the measurement of the benefit obligation is based on the company’s estimates and actuarial valuation provided by third-party actuaries which are selected by Ashland.  Please identify these experts or revise your disclosure to eliminate this reference.  See Rule 436(b) of Regulation C.

Response 2

 In future filings, we will omit the reference to third-party actuaries in respect of the measurement of Ashland’s benefit obligation.

Comment 3

In future mailings, please exclude the titles of your officers in your 302 Certifications.  Refer to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)) for guidance.

Response 3

 In future filings, we will remove the titles from the introductory line of our certifying officers’ 302 Certifications.

Ashland acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings; that the Staff Comments or changes to disclosure in response to Staff Comments do not foreclose the Commission from taking any action with respect to the filing; and that Ashland may not assert Staff Comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the information contained in this letter is responsive to the Comments in the Comment Letter.

Please acknowledge receipt of this response letter by electronic confirmation.

Please call David Mattingly, Senior Counsel, or Michael Meade, Assistant Controller, External Financial Reporting at (859) 815-5368 and (859) 815-3402, respectively, if you have any questions regarding this submission.

Very truly yours,

/s/ J. Marvin Quin

J. Marvin Quin
Senior Vice President and Chief Financial Officer